Exhibit 99.1

                   [AMAZONIA CELULAR LOGO] [GRAPHIC OMITTED]

                      TELE NORTE CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
                Corporate Taxpayers' ID (CNPJ) 02.558.154/0001-29
                    Companies Registrar (NIRE) 53.300.005.761

                     MINUTES OF THE ORDINARY GENERAL MEETING
                        AND EXTRAORDINARY GENERAL MEETING
    (Drawn in summary form as per Paragraph 1 of Art. 130 of Law No. 6404/76)




DATE, TIME AND VENUE:
---------------------

On the twenty-sixth (26) of April, 2005, at 2:00 p.m. in the headquarters of Tele Norte Celular Participacoes S.A. ("Company") at SCN, Quadra 04, Bloco B, No. 100 - Centro Empresarial VARIG - Torre Oeste - Parte A - 7(degree) Andar - sala 702, in Brasilia, DF.


CALL NOTICE:
------------

The meetings were duly called as per Call Notice published as required under Paragraph 1, Article 124 of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" on March 29, 30 and 31, 2005 and "Valor Economico", on March 24, 28 and 29, 2005.


ATTENDANCE:
-----------

Shareholders representing more than two thirds of voting shares, as evidenced by registrations and signatures in the Shareholders' Attendance Book.

The meeting was attended also by: Messrs. Antonio Jose Ribeiro dos Santos, Chief Executive Officer, Augusto Cesar Calazans Lopes, Audit Board Member, and Rogerio Roberto Gollo, representing Price Waterhouse Coopers.


QUORUM, OPENING, INSTALLATION AND PRESIDING BOARD:
--------------------------------------------------

After proper evidence of the quorum required, the Ordinary and Extraordinary Meetings were installed and chaired by the Chief Executive Officer, Mr. Antonio Jose Ribeiro dos Santos, as provided in the Bylaws, who invited Mr. Alexandre Couto Silva to serve as Secretary.

AGENDA:
-------

The Secretary proceeded to read the Agendas of the meetings as published in the Call Notice, which are transcribed below:


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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
                                  Page 1 of 6
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Ordinary General Meeting:
-------------------------

1. Receive Management Accounts, examine, discuss and vote the financial statements relative to fiscal year 2004;
2. Resolve upon destination of net income for fiscal year 2004;
3. Elect a member for the Board of Directors of the Company to replace Mrs. Claudia Silva Araujo de Azeredo Santos, for completing the remaining term of office;
4. Elect the members of the Audit Board, and establish their remuneration as per article 162, paragraph 3 of Law No. 6404/76.

Extraordinary General Meeting:
------------------------------

1. Resolve upon the global remuneration to be paid to the members of the Board of Directors.

READING OF DOCUMENTS:
---------------------

Reading of the documents referred to in Article 133 of Law No. 6404/76 was dispensed with, since all the shareholders of the company had full knowledge of them.


RESOLUTIONS:
------------

I - PRELIMINARY ISSUES:
-----------------------

The Chairman of the Meeting proposed that the Minutes of this Ordinary and Extraordinary General Meeting be drawn in summary form according to the provisions of Article 130, Paragraph One, of Law No. 6404/76, provided assurance of the shareholders' rights described in subitems "a" and "b" of the same law, and this was unanimously approved.

The Chairman of the Meeting acknowledged receipt of the voting instructions sent by Telpart Participacoes S.A., and attesting its authenticity, requested to be recorded in the Minutes that he would comply with the provisions of paragraph 8,
Article 118 of Law No. 6404/76, as amended by Law N(0) 10303, as of October 31, 2001, informing also, that he would recognize the applicability of the provisions of paragraph 9 of the same law, if required.


II - ORDINARY GENERAL MEETING:
------------------------------

The attending shareholders resolved upon the following:

1. Unanimous approval of the Management Report and Financial Statements, accompanied by the opinion of the independent auditors - Price Waterhouse Coopers - and favorable report of the Audit Board, for the fiscal period ended on December 31, 2004, as published in the newspapers "Diario Oficial do Distrito Federal" and "Valor Economico", on March 8, 2005.

2. Unanimous approval of the proposition made by the Management for allocation of the Company's result for the period as follows:


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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
                                  Page 2 of 6
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                                                                     Amount (R$)
--------------------------------------------------------------------------------
Losses for the year                                               (2,659,226.54)
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Realization of Unrealized Profits Reserve                           5,926,417.59
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Allocation of Retained Earnings                                   (3,267,191.05)
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Net Result Closing Balance in the Period                                    0.00
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Considering: (a) the negative outlook regarding the receipt of dividends from its controlling company, since the main financial source of the Company is the receipt of dividends from its controlling company, Amazonia Celular S.A.; (b) the cash flow projection of the Company for 2005, which evinces the inconsistency between the dividend payout and Company's financial situation, the shareholders unanimously approved the proposition of the Management, pursuant to article 202, paragraph 4 of Law 6404/76, of not paying dividends related to fiscal year 2004, transferring the remaining balance, of three million, two hundred sixty-seven thousand, one hundred ninety-one reais and five cents (R$ 3,267,191.05) to Retained Earnings in order to meet the Company's Capital
Budget, whose maximum amount is one hundred thirteen million, one hundred sixty-three thousand reais (R$ 113,163,000.00), in accordance with the proposition presented by the Management, which is approved and attached to these Minutes.

3. Unanimous approval of the election of the following member to replace Mrs. Claudia Silva Araujo de Azeredo Santos as Board Member in order to complete the remaining term of office: Mr. Guilherme Manuel Nascimento Bettencourt, Brazilian, married, business administrator, bearer of ID Card N(0) 2911700, issued by IFP/RJ, Individual Taxpayer (CPF) N(0) 263.284.967-53, resident and domiciled in the City and State of Rio de Janeiro, at Rua Jose Pancetti, n(0) 350, Joa:

For the purpose of the provisions of Article 4 of CVM Instruction No. 367 of May 29, 2002, the Chairman recorded that the statements and resumes of the newly elected members of the Board of Directors elected by the Meeting were received and are to be filed at the Company's headquarters.

4. Election of the members of the Audit Board, whose terms will last until the next General Ordinary Meeting of the Company, to be held in 2006:

In a separate election, the owners of preferred shares without voting rights elected the following member to be part of the Audit Board of the Company:

     (i) Claudio Jose Carvalho de Andrade, Brazilian, married, business administrator, bearer of ID Card No. 4408508, issued by SSP/BA, Individual Taxpayer (CPF) No. 595.998.045-20, resident and domiciled in the City and State of Rio de Janeiro, at Av. das Americas, 700, bloco 6, salas 341 e 342, as full member; and Daniel Vidal de Almeida, Brazilian, single, accountant, bearer of ID Card No. 00587658853, issued by Detran-RJ, Individual Taxpayer (CPF) No. 013.802.237-25, resident and domiciled in the City and State of Rio de Janeiro, at Av. das Americas, 700, bloco 6, salas 341 e 342, as respective deputy member.

The controlling shareholder elected the following members to be part of the Audit Board of the Company:


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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
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     (ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of ID
Card No. 1.178.095, issued by SSP/BA, Individual Taxpayer (CPF) No. 146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 28(degree) andar (parte), as full member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of ID Card No. 07804130-91, issued by SSP/BA, Individual Taxpayer (CPF) No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as respective deputy member;

     (iii) Augusto Cesar Calazans Lopes, Brazilian, married, accountant, bearer of ID Card No. 09752473-0, issued by IFP/RJ, Individual Taxpayer (CPF) No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of ID Card No. 644.340, issued by SSP/BA, Individual Taxpayer (CPF) No. 091.618.765-72, resident and domiciled in the city of Salvador, State of Bahia, at Rua do Ebano, 194, apto. 1202, as respective deputy member;

     (iv) Gilberto Braga, Brazilian, married, economist, bearer of ID Card No. 04722037-1, issued by IFP/RJ, Individual Taxpayer (CPF) No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of ID Card No. 1154372-82, issued by SSP/BA, Individual Taxpayer (CPF) No. 180.097.946-00, resident and domiciled in the city of Salvador, Estado da Bahia, at Rua Ceara, 121, apto. 101 - 28(degree) andar (parte), as respective deputy member.

The individual monthly remuneration of the full members of the Audit Board was set by unanimous vote, at two thousand and one hundred reais (R$ 2.100,00), observing the minimum provided for in Article 152 of Law No. 6404/76.

The shareholders, Globalvest Octane Value Fund Delaware LLC, Latinvest Partners Delaware LLC, Latinvest Holdings Delaware LLC, Globalvest Value Holdings Delaware LLC, Utilitivest III Delaware LLC, Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Utilitivest II Delaware LLC, Latinvest Fund Delaware LLC abstained from voting in items 3 and 4 of the Ordinary General Meeting, as a result of the judicial decision issued about the process n. 2002.34.00.011448-2, in process before the 22nd Federal Court of the Judiciary Section of the Federal District (DF).


III - EXTRAORDINARY GENERAL MEETING:
------------------------------------

The attending shareholders resolved to:

1. approve, by unanimous vote, the global amount of the remuneration to be paid to the Directors of the Company, during fiscal year 2005, at up to one million and six hundred thousand reais (R$ 1,600,000.00), to be distributed among the members of the Board of Directors and Executive Board as resolved upon by the Board of Directors.

CLARIFICATIONS:
---------------

The Chairman of the Meeting provided the following clarification
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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
                                  Page 4 of 6
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1)   Publication of the signature of the shareholders that attended the Meeting was dispensed with, according to Article 130, paragraph 2 of Law No.
     6404/76;

2) The statutory notices of the Company provided in Law 6404/76 shall continue to be published in the newspapers "Diario Oficial do Distrito Federal" and "Valor Economico.


CLOSING STATEMENT:
------------------

There being no further matter for discussion, the meeting was adjourned so that these minutes could be drawn, which after being read and unanimously approved, were signed by the Chairman, the Secretary and attending shareholders.


Brasilia, April 26, 2005.


Antonio Jose Ribeiro dos Santos                       Alexandre Couto Silva
CHAIRMAN OF THE MEETING                               SECRETARY TO THE MEETING


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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
                                  Page 5 of 6
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Shareholders:

Polo HG FIA

Vinson Fund LLC

Globalvest Octane Value Fund Delaware LLC

Latinvest Partners Delaware LLC

Latinvest Holdings Delaware LLC

Globalvest Value Holdings Delaware LLC

Utilitivest III Delaware LLC

Brazvest Fund Delaware LLC

Globalvest Hedge Delaware LLC

Utilitivest II Delaware LLC

Latinvest Fund Delaware LLC

Capital Internat. Emerg. Markets Fund

Emerging Markets Trust

Emerging Markets Growth Fund Inc

Philips Electronics N.A. Corp Master Ret Tru

Telpart Participacoes S.A.

OPP I FIA

Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI

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           Minutes of the Ordinary and Extraordinary General Meetings
        of Tele Norte Celular Participacoes S.A. held on April 26, 2005
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